POLICY COVER SHEET
Job Name: XP3312I	Print Date and Time: 11/10/11 09:43
File Number: 06170
Business Center /
Original Business Unit:
Policy Number:	490PB2881
Name of Insured:	CORPORATE CAPITAL TRUST, INC
Agency Number:	3102035
Department or Expense Center:
Underwriter:	404040404	Underwriting Team:
Data Entry Person:	VONKUTZLEBEN, SUZY
Date and Time:	11/10/11 00:00 003
Special Instructions
Policy Commencement Date: 04/04/11
THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

POLBR 11-85

DELIVERY INVOICE

04/27/2011

Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY
I N S U R E D	CORPORATE CAPITAL TRUST, INC	Policy Inception/Effective Date: 04/04/11
	450 S. ORANGE AVENUE	Agency Number: 3102035
ORLANDO, FL 32801
Transaction Type:
ADDITIONAL PREMIUM
Transaction number: 002
Processing date: 11/10/11
Policy Number:
490PB2881

A G E N T	MR. CHARLES BRYAN
LOCKTON COMPANIES, LLC
3601 SW 160TH AVENUE
MIRAMAR, FL 33027

Policy Number Description		Amount	Surtax/ Surcharge
490PB2881 Investment Company Blanket Bond $173
Additional Premium to Increase the Limit from $350,000 to $450,000

POLBR 11-85

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                             The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
490PB2881	11/10/11	11/08/11
* ISSUED TO
CORPORATE CAPITAL TRUST, INC

AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declarations Page:
☐	Item 1.	Name of Insured / Principal Address:
		From:
		To:
☐	Item 2.	Bond Period:
		From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
☒	Item 3.	Limit of Liability is hereby amended to read as follows:
			Limit of Liability	Deductible Amount
		Insuring Agreement A - Fidelity	$450,000	$0
		Insuring Agreement B - Audit Expense	$25,000	$10,000
		Insuring Agreement C - Premises	$450,000	$25,000
		Insuring Agreement D - Transit	$450,000	$25,000
		Insuring Agreement E - Forgery or Alteration	$450,000	$25,000
		Insuring Agreement F - Securities	$450,000	$25,000
		Insuring Agreement G - Counterfeit Currency	$	$
		Insuring Agreement H - Stop Payment	$	$
		Insuring Agreement I - Uncollectible Items of Deposit	$	$
		Optional Coverages Added by Rider:

		Insuring Agreement J– Claims Expense	$25,000	$5,000
			$	$
			$	$
			$	$
			$	$
☐	Item 4.	Offices or Premises Covered:
		The following offices or premises are added:
This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Christa M. Vrtar
Authorized Representative
INSURED

                    ICB028 Ed. 7-04

                    © 2004 The Travelers Indemnity Company. All rights reserved.

40724 Ed. 12-90	INSURED COPY
© 1990 The Travelers Indeminty Company. All rights reserved.		Page 1

Premium Statement:

The additional premium of $173.00 for the fidelity bond of Corporate Capital Trust, Inc. has been paid for the period of November 8, 2011 to April 4, 2012.